June 18, 2009

(858) 646-8032

Via EDGAR and U.S. Mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

450 Fifth Street N.W.

Washington, D.C.  20549

Re:          Quidel Corporation

Form 10-K for the fiscal year ended 12/31/2008, filed 2/27/2009

Definitive Proxy Statement on Schedule 14A, filed 4-3-2009

File No. 000-10961

Ladies and Gentlemen:

On behalf of Quidel Corporation (“Quidel”), we hereby submit for filing in electronic form via the EDGAR system this correspondence in response to the comments of the staff of the Commission (the “Staff”) set forth in the letter, dated June 5, 2009 (the “Comment Letter”), from Jim B. Rosenberg, Senior Assistant Chief Accountant.

By this correspondence, we provide the following responses to the Staff’s comments in the Comment Letter.  Quidel’s responses set forth herein correspond to the sequential numbering of the Staff’s comments in the Comment Letter.  The Staff’s comments are set forth in italics immediately prior to Quidel’s response.  References in the responses to “we,” “our” or “us” are to Quidel.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business

Marketing and Distribution, page 7

1.             We note your disclosure indicating that you derive a significant portion of your total revenue from five distributors.  Please file each of the distribution agreements with Cardinal Healthcare Corporation, DS Pharma Biomedical Co., Ltd., McKesson Corporation, National Distribution Corporation and Physician Sales and Services Corporation as exhibits to your Form 10-K and discuss the material terms of each agreement or provide us with an analysis supporting your determination that the agreement is not material to your business.

Response: We advise the Staff that the distribution agreements related to Cardinal Healthcare Corporation, DS Pharma Biomedical Co., Ltd., McKesson Corporation, National Distribution Corporation and Physician Sales and Services Corporation (the “Distributors”) are not material contracts required to be filed under Item 601(b)(10)(ii)(B).  Under Item 601(b)(10)(ii), we believe that these agreements have been made in the ordinary course of business. These contracts are so-called “master agreements” which establish only the basic terms and conditions of future transactions.  They do not establish any minimum purchase obligations.  As such, we are not “substantially dependent” on any of these agreements.

2.             In Note 7 of the Notes to the Consolidated Financial Statements which you reference in this portion of your Business section, you indicate that there are three individual customers for whom sales were in excess of ten percent of total revenue.  In accordance with Regulation S-K, Item 101 (c)(vii), please identify these three customers by name in the Business section.

Response: We advise the Staff that the Company will include in future filings with the Commission an additional disclosure similar to the following in the Business section:

“the Company had sales to three separate distributors for whom sales to each exceeded 10% of the total revenue of the Company.  These distributors are Cardinal Healthcare Corporation, McKesson Corporation and Physician Sales and Services Corporation.”

Intellectual Property, page 11

3.             To the extent that any of your patents are material to your business, please expand your disclosure to include a discussion of the product or product candidate that each patent relates to and the specific expiration date of the patent.  If the patents are licensed, please include the material terms of the license agreement.

Response: We advise the Staff that none of the Company’s patents are material to its business. In addition, there are no agreements licensing rights to these patents to others that are material to the Company’s business.  However, the Company does have a material license agreement with Inverness Medical Innovations, Inc. (IMA) that requires ongoing royalty payments by the Company, and this is more fully discussed below under Comment 4.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Contractual Obligations, page 38

4.             We note your disclosure indicating that you have entered into various licensing agreements which require royalty payments based upon specified product sales.  To the extent that any of these licensing agreements are material to your business, please file such agreement as an exhibit to your Form 10-K and expand your disclosure to provide a description of the material terms of the agreement.  In particular, we note that you have a royalty agreement with Inverness Medical Innovations, Inc. which requires ongoing royalty payment of 8.5% on the majority of the company’s current products.  Please file the agreement with Inverness as an exhibit to your Form 10-K and include a description of the material terms of the agreement or provide us with an analysis supporting your determination that the Inverness agreement is not material to your business.

Response: We advise the Staff that while the Company has multiple license agreements requiring royalty payments, the agreement with IMA constitutes the Company’s sole material license agreement.  This agreement was previously filed on May 3, 2005 as Exhibit 10.1 to the Company’s Form 8-K and is incorporated by reference in the Exhibit Index as Exhibit 10.9 in the Company’s 2008 Annual Report on Form 10-K.  The material terms of the agreement are disclosed in Footnote 6. Commitments and Contingencies under Contracts on page F-20 of the Company’s 2008 Annual Report on Form 10-K.

Item 15. Exhibits and Financial Statement Schedules, page 46

5.             We note that you have incorporated by reference to a Form 8-K filed on October 10, 2008 the credit agreement between you as borrower and Bank of America, N.A. as lender.  However, we note that the attachments and schedules to the credit agreement have not been filed.  Please amend your filing to include the credit agreement and all attachments previously omitted.

Response: We advise the Staff that we have reviewed again the schedules and exhibits to the Company’s credit agreement that was previously incorporated by reference to the Company’s Form 8-K filed on October 10, 2008. The Company does not believe any of the schedules or exhibits referenced therein are material, with the exception of the security agreement that was filed with the credit agreement on October 8, 2008. The remaining schedules and exhibits (which include among other items, a schedule of deposit and security accounts, environmental matters, and landlord waivers) are believed to be immaterial.  Accordingly, the Company believes the critical part of the credit agreement is the total amount of the credit facility and certain terms and conditions with respect thereto, all of which are included in the credit agreement and security agreement that are on file.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11. Quarterly Financial Information (unaudited), page F-23

6.             Item 302 of Regulation S-K requires the presentation of gross profits, which should include net sales less costs and expenses associated directly with or allocated to products sold or services rendered.  Please revise to disclose quarterly gross profit information similar to the proposed disclosure in your August 29, 2007 response to our August 15, 2007 letter.

Response: We advise the Staff that the Company will include in future filings with the Commission the appropriate disclosure of quarterly gross profit information similar to the proposed disclosure in the Company’s August 29, 2007 response to the Staff’s August 15, 2007 letter.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 23 Compensation Plan Design and Key Elements Used to Achieve Compensation Objectives

7.             We note your disclosure that the Compensation Committee considers market data from a variety of sources, including the Radford Global Life Sciences Survey and a comparative group of ten publicly-traded companies.  Please expand your disclosure to identify by name and industry sector the ten publicly-traded companies against which you benchmark your executive compensation.

Response: We advise the Staff that the Compensation Committee does not utilize comparative company data to formally benchmark our executive compensation. In future filings, the Company will identify the comparative group of ten publicly traded companies in a disclosure similar to the following in the Company’s Definitive Proxy Statement on Schedule 14A in Executive Compensation:

“Our Compensation Committee considers market data from a variety of sources, including the annual Radford Global Life Sciences Survey and a comparative group of ten publicly-traded companies. The Radford Global Life Sciences Survey provides data from participating companies with respect to their compensation practices in numerous areas and with respect to various positions, including senior management positions. We use this data in reviewing and assessing our executive compensation policies. The companies in the public company peer group were selected based on various factors, including industry, market capitalization and revenues.

The companies in the peer group include:

Abaxis, Inc.	Illumina, Inc.
Celera Corporation	Immucor, Inc.
Cepheid	Luminex Corporation
Genomic Health, Inc.	Meridian Bioscience Inc.
Genoptix, Inc.	Myriad Genetics, Inc.

“Our Compensation Committee utilizes management (and from time to time independent compensation consultants) to gather such market data and provide appropriate analyses. The Compensation Committee does not have a philosophy of setting compensation based on specific formulaic benchmarking comparisons.”

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses.  Please direct any comments or questions regarding this filing to me at the number above. Thank you for your assistance.

Very truly yours,

John M. Radak
Chief Financial Officer
Quidel Corporation

cc:           Douglas C. Bryant—Quidel Corporation

Brian Lane — Gibson, Dunn & Crutcher LLP